Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 FEB 27 AM 8:25

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext. 250
Direct Email: bill@jcolaw.com

February 6, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

02015532

COPY

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

SUPPL

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 50,000 common shares of Outlook Resources Inc. (the "Company") were issued to each of **David Jolley**, 1749 Conc.#3, R.R.#1, Goodwood, Ontario L0C 1A0, **Robert Farah,** 17 Chambertin, Kirkland, Quebec H9H 5E4 and **William R. Johnstone**, 88 Divadale Drive, Toronto, Ontario M4G 2P2 at a price of $0.10 per share on February 6, 2002 pursuant to the exemption relating to management stock options and pursuant to Outlook's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Per: William R. Johnstone
WRJ/ys
cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

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